UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-16197

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

  Peapack Gladstone Bank Employees’ Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEAPACK-GLADSTONE FINANCIAL CORPORATION
158 Route 206 North
Gladstone, New Jersey 07934

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	6

Notes to Financial Statements	7

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007	14

Signature Page	17

Exhibit Index	18

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Peapack-Gladstone Bank
Gladstone, New Jersey

We have audited the accompanying statements of net assets available for benefits of Peapack-Gladstone Bank Employees’ Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Livingston, New Jersey
June 26, 2008

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND
INVESTMENT PLAN

FINANCIAL STATEMENTS
December 31, 2007 and 2006

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Investments at fair value:
Cash	$538	$251
Mutual funds	6,124,777	5,429,924
Investment contract with insurance company	489,011	280,453
Participant loans	113,850	92,342
Peapack-Gladstone Financial Corporation
common stock	3,299,576	4,211,448
Total investments, at fair value	10,027,752	10,014,418

Receivables – employer contribution receivable	50,856	45,291
Total assets	10,078,608	10,059,709

NET ASSETS AVAILABLE FOR BENEFITS	$10,078,608	$10,059,709

See accompanying notes to financial statements.

5.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007

Additions to net assets attributed to:
Contributions
Participant contributions	$889,976
Employer contributions	150,856
Employee rollovers	16,283
1,057,115

Dividends and interest	194,519
Net depreciation in
fair value of investments	(245,207)

Total additions	1,006,427

Deductions from net assets attributable to:
Miscellaneous fees	707
Benefits paid to participants	986,821

Total deductions	987,528

Net increase in net assets available for benefits	18,899

Net assets available for benefits
Beginning of year	10,059,709

End of year	$10,078,608

See accompanying notes to financial statements.

6.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Peapack-Gladstone Bank Employees’ Savings and Investment Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a participant-directed, defined contribution plan covering all full-time employees of the Peapack-Gladstone Bank (“the Bank”) who are 21 years or older and have completed 1,000 hours of service, as defined.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute up to 100% of base compensation, as defined in the Plan, up to the Internal Revenue Service (IRS) limit of $15,500 for 2007.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  The Bank will match 50% of a participant’s contributions to the Plan up to a maximum of $250, as defined.  The Bank may also make discretionary profit-sharing contributions.  All employer profit-sharing contributions are invested solely in Peapack-Gladstone Financial Corporation’s common stock (“Peapack-Gladstone Financial Corporation Common Stock Fund”).  Contributions are subject to certain limitations.  A participant may direct employee and employer match contributions in 1% increments in any of the funds, including the Peapack-Gladstone Financial Corporation Common Stock Fund, which became participant-directed effective January 1, 2007.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contribution and (b) plan earnings or losses.  Allocations are based on participant base compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their contributions and the Bank’s matching contribution plus actual earnings or losses thereon.  Vesting in the discretionary contribution portion of their account plus actual earnings or losses thereon is based on years of continuous service, as defined.  A participant is 100% vested after three years of continuous service.

Payment of Benefits:  On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal periodic installments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(Continued)

7.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures:  Forfeitures arising from the termination of members who were not fully vested shall be reallocated to participants who are employed on the last day of the plan year.  Nonvested portions of participant matching contribution accounts are considered to be forfeited as of the last day of the plan year in which the later of the one-year break-in-service or distribution occurs.  Total forfeitures reallocated to remaining participants were $11,702 for 2007 and $39,460 for 2006.

Management of Trust Funds:  The assets of the Plan are managed by Prudential Insurance Company of America (“Prudential”) through its Prudential Investment Management Services unit and PGB Trust and Investments, a division of Peapack-Gladstone Financial Corporation (“the Corporation”).  Prudential replaced ING as the Plan’s asset manager and custodian effective October 1, 2006.  PGB Trust & Investments performs certain administrative functions for the Plan.

Loan Fund:  Participants may borrow from their fund accounts up to maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment funds from (to) the loan fund.  Loan terms range from one to five years or longer for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Quoted market prices are used to value shares of mutual funds.  The Corporation’s stock is valued at its quoted market price.  Participant loans are valued at cost, which approximates fair value.  The Plan invests in a guaranteed income fund held by Prudential, whose fair value approximates contract value.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.

(Continued)

8.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract through its investment in a guaranteed income fund.

Management has determined that the estimated fair value of the Plan’s direct investments in fully benefit-responsive contracts as of December 31, 2007 and 2006 approximates contract value.  Accordingly, the statement of net assets available for benefits reflects no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  The Plan accrues interest and dividend income as earned.  Realized gains or losses are calculated on a specific-identification basis.

Administrative Expenses:  The majority of the administrative expenses are paid by the Bank.

Estimates:  The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results could differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.

Risks and Uncertainties: The assets of the Plan are primarily financial instruments, which are monetary in nature.  As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.  Investments in funds are subject to risk conditions of the individual fund objectives, the stock markets, interest rates, economic conditions and world affairs.  Due to the level or risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances in the amounts reported in the Statement of Net Assets Available for Benefits.

Concentration of Credit Risk:  At December 31, 2007 and 2006, approximately 32.9% and 42.1% of the Plan’s investments were invested in Peapack-Gladstone Financial Corporation common stock.

(Continued)

9.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The standard is effective for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157.  This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 3 - PLAN TERMINATION

Although the Corporation has not expressed intent to terminate the Plan, it may do so at any time by action of its board of directors subject to the provisions of ERISA.  If the Plan were terminated, however, all members of the Plan would automatically become 100% vested in their fund balances.

(Continued)

10.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Mutual Funds:
Alger Mid-Cap Growth Institutional	$524,070	$-
American Funds Europacific Fund	811,805	560,291
American Funds Growth Fund of America	987,383	850,390
Davis New York Venture Class – A	889,227	1,221,519
Pimco Total Return Fund	613,021	512,572
Van Kampen Comstock	606,182	503,728
Van Kampen Equity & Income	585,661	592,319

Peapack-Gladstone Financial Corporation
(the plan sponsor) Common Stock Fund	3,299,576	4,211,448	*

* Nonparticipant – directed investment

The net  appreciation (depreciation) in fair value of investments  (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2007 is as follows:

Mutual Funds	$(680,753)
Peapack-Gladstone Financial Corporation Common Stock Fund	435,546

$(245,207)

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2006, the Plan entered into a group annuity contract with Prudential Retirement Insurance & Annuity Company (“PRIAC”) by investing in the PRIAC Guaranteed Income Fund.  Prudential Retirement Insurance & Annuity Company maintains the contributions in its general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the Issuer or otherwise.

(Continued)

11.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 5 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.  There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different that contract value paid either within 90 days or over time.

The crediting interest rate of the contract is based on an agreed-upon formula with PRIAC, as defined in the contract agreement, but cannot be less than 1.5%.  Such interest rates are reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rates could include the following:  current economic and market conditions; the level of market interest rates; and both the expected and actual experience of a reference portfolio within PRIAC’s general account.  The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts.  No adjustment amount is being reported as management has determined that there is no difference between contract value and fair value of the contract as of December 31, 2007 and 2006.

	2007	2006
Average yields:
Based on annualized earnings (1)	3.55%	3.55%
Based on interest rate credited to participants (2)	3.55	3.55

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 6 - TAX STATUS

The Plan was designed under the Prudential Insurance Company of America Prototype Plan and Trust.  The Prototype Plan received a favorable tax opinion letter dated June 3, 2004.  The plan administrator believes that the Plan has been designed to be a qualified plan as described in Section 401(a) of the Internal Revenue Code (“IRC”), and thereunder exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC.  The Plan has been amended since the opinion letter was received.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

12.

PEAPACK-GLADSTONE BANK
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds a guaranteed investment contract with Prudential Retirement Insurance & Annuity Company. The Plan also holds shares of Peapack-Gladstone Financial Corporation Common Stock Fund, for which the number of shares were 133,343 and 149,873 as of December 31, 2007 and 2006. The Plan recognized dividend income of $82,604 during 2007 from this related-party investment.  Participant loans held by the Plan also reflect party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  The administrative expenses of the Plan are paid directly by the Bank.

NOTE 8 - PLAN AMENDMENT

On January 1, 2007, the Plan was amended to permit participants to direct the investments on all accounts.  As a result, the Plan became a fully participant directed plan effective January 1, 2007.

13.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Participant directed
*	Peapack-Gladstone Financial
	Corporation	Common Stock Fund -	#	$3,299,576
		Common stock
		133,343.0000 shares

	Participant directed
	Cash-interest bearing		#	538

	Mutual funds
	Alger	Alger Mid-Cap Growth Institutional
		27,438.2376 shares	#	524,070
	American Funds	American Funds Europacific Fund
		16,216.6310 shares	#	811,805
	American Funds	American Funds Growth Fund
		of America
		29,456.5319 shares	#	987,383
	Davis	Davis Opportunity Fund Class - A
		834.1925 shares	#	21,013
	Davis	Davis New York Venture Class - A
		22,225.1093 shares	#	889,227
	Dryden	Dryden Stock Index Fund Class - Z
		241.3568 shares	#	7,854
	Goldman Sachs	Goldman Sachs High Yield
		27,115.8012 shares	#	206,622
	Goldman Sachs	Goldman Sachs Mid-Cap Value
		1,662.6334 shares	#	58,774
	Goldman Sachs	Goldman Sachs Small-Cap Value
		7,273.5586 shares	#	248,828
	Legg Mason	Legg Mason Small Cap Growth
		10,032.4269 shares	#	168,043
	Oppenheimer	Oppenheimer Small & Mid-Cap Value
		10,789.3702 shares	#	396,294
	Pacific Investment Management Co.	Pimco Total Return Fund
		57,345.2579 shares	#	613,021

15.

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Plan Sponsor:  Peapack–Gladstone Financial Corporation
Employer Identification Number:  22-2491488
Plan Number:  002

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual funds (continued)
	Van Kampen	Van Kampen Comstock
		34,658.7611 shares	#	$606,182
	Van Kampen	Van Kampen Equity & Income
		66,027.1891 shares	#	585,661
				6,124,777

	Investment contract
*	Prudential Insurance Co. of America	Guaranteed Income Fund
		Agreement No: GA-39867
		3.55%	#	489,011

	Participant loans
	Participant Loan Fund	5.00 % to 9.25%	#	113,850

	Total			$10,027,752

*	A party-in-interest, as defined by ERISA.
#	Investments are participant directed and therefore cost information is not presented.

16.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

Peapack Gladstone Bank Employees’ Savings and Investment Plan

Dated:	June 30, 2008

By:	/s/ Craig S. Spengeman

17.

Exhibit Index

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

18.